SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76152G 100

(CUSIP Number)

Parag Saxena

Vedanta Management, L.P.

250 West 55th Street, Ste 13D

New York, NY 10019

(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates-R, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,656,918
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,656,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,656,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,536,919
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,536,919

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,536,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Beta Operators Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,437,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,437,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,193,837
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,193,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,193,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) Certain of the Pre-Funded Warrants and Private Placement Warrants (together, the “Warrants”) contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Parag Saxena
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 871,337
	8.	Shared Voting Power 5,193,837
	9.	Sole Dispositive Power 871,337
	10.	Shared Dispositive Power 5,193,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Certain of the Pre-Funded Warrants and Private Placement Warrants contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

Explanatory Note

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned Reporting Persons (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 5 relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

On September 8, 2022, the Issuer completed a registered direct offering and concurrent private placement (the “Private Placement”) pursuant to which the Issuer agreed to issue and sell to the participants an aggregate of 3,359,684 shares of its common stock (or pre-funded warrants to purchase shares of common stock in lieu thereof (the “Pre-Funded Warrants”) at a purchase price per share of $2.53 (or $2.5299 per pre-funded warrant, which represents the per share offering price for the common stock less the $0.0001 per share exercise price for each pre-funded warrant), for gross proceeds of approximately $8.5 million before deducting placement agent fees and other estimated offering expenses. The Issuer issued to each investor, in an additional concurrent private placement, unregistered warrants to purchase up to 3,359,684 shares of the Issuer’s common stock (the “Private Placement Warrants”). The Private Placement Warrants have an exercise price of $2.40 per share, are exercisable immediately and will expire five years from the initial exercise date.

As a result of the Reporting Persons’ (as defined below) participation in the Private Placement, as described in Item 3 below, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was increased by more than 1% since the filing of the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired the Pre-Funded Warrants and Private Placement Warrants in the transactions and at the prices described in Item 5(c). The source of the funds for acquiring these shares was the working capital of Vedanta Associates-R and Beta Operators.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired the securities set forth in Item 5(c) and hold such securities for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 5 are incorporated by reference. The percentage set forth in row 13 is based on 20,442,871 outstanding shares of Common Stock, as reported by the Issuer in its prospectus supplement filed on September 7, 2022 (excluding securities being offered in the concurrent private placements of the Pre-Funded Warrants and the Private Placement Warrants and the shares of Common Stock issuable upon exercise thereof).

(b)	The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 5 are incorporated by reference. The shares of Common Stock reported as beneficially owned on this Amendment No. 5 consist of the following:

Beneficial Owner	Shares of Common Stock		Shares Underlying Warrants	Shares Underlying Pre-Funded Warrants	Shares Underlying Private Placement Warrants	Total		Percentage of Outstanding(1)
Vedanta Associates-R	931,000		698,250	513,834	513,834	2,656,918		12.0%
Vedanta Associates	498,539	(2)	299,250	869,565	869,565	2,536,919	(2)	11.3%
Beta Operators	399,000		299,250	869,565	869,565	2,437,380		10.8%
Vedanta Partners	1,429,539	(3)	997,500	1,383,399	1,383,399	5,193,837	(3)	19.9	%(5)
Parag Saxena	2,300,876	(4)	997,500	1,383,399	1,383,399	6,065,174	(4)	19.9	%(5)

(1)	In accordance with Rule 13d-3, the beneficial ownership percentage for each Reporting Person assumes that the warrants held by such Reporting Person have been exercised, and that no other warrants have been exercised.

(2)	Consists of securities held by Vedanta Associates and Beta Operators, including 99,539 shares of Common Stock held directly by Vedanta Associates.

(3)	Consists of securities held by Vedanta Associates-R, Vedanta Associates, and Beta Operators.

(4)	Consists of securities held by Vedanta Associates-R, Vedanta Associates, and Beta Operators, as well as 871,337 shares of Common Stock held directly by Mr. Saxena.

(5)	The Pre-Funded Warrants and the Private Placement Warrants each contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(c)

In the Issuer’s private placement transactions that closed on September 8, 2022, (i) Vedanta Associates-R acquired 513,834 Pre-Funded Warrants at a purchase price of $2.5299 per Pre-Funded Warrant and 513,834 Private Placement Warrants at a purchase price of $0.0001 per Private Placement Warrant for an aggregate purchase price of $1,300,000.02, and (ii) Beta Operators acquired 869,565 Pre-Funded Warrants at a purchase price of $2.5299 per Pre-Funded Warrant and 869,565 Private Placement Warrants at a purchase price of $0.0001 per Private Placement Warrant for an aggregate purchase price of $2,199,999.45. The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.0001. The Private Placement Warrants are exercisable immediately at an exercise price of $2.40.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Securities Purchase Agreement; Pre-Funded Warrants; Private Placement Warrants

On September 6, 2022, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Vedanta Associates -R and Beta Operators. Pursuant to the Private Placement Purchase Agreement, in a concurrent private placement the Issuer agreed to sell and issue to Vedanta Associates -R and Beta Operators the Pre-Funded Warrants and the Private Placement Warrants for an aggregate purchase price of approximately $3.5 million. The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per share and will expire when the Private Pre-Funded Warrants are fully exercised. The Private Placement Warrants are immediately exercisable at an exercise price of $2.40 per share and will expire on September 8, 2027.

Pursuant to the Securities Purchase Agreement, the Issuer has agreed to file a registration statement covering the resale of the shares of Common Stock underlying the Pre-Funded Warrants and the Private Placement Warrants within 30 days of the date of the Securities Purchase Agreement. The Issuer must use commercially reasonable efforts to cause such registration statement to become effective within 60 days (90 days if such registration statement is reviewed by the SEC) following the filing of such registration statement and to keep such registration statement effective at all times until the Investors (as defined in the Securities Purchase Agreement) no longer own any Pre-Funded Warrants, Private Placement Warrants or any shares of Common Stock that may be issued upon exercise thereof.

The Securities Purchase Agreement contains customary representations, warranties and agreements of the Issuer and the Investors and customary indemnification rights and obligations of the parties. Pursuant to the terms of the Securities Purchase Agreement, the Issuer has agreed to certain restrictions on the issuance and sale of its Common Stock and securities convertible into shares of Common Stock during the 90-day period following the closing of the Private Placements. In addition, the Issuer has agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a variable rate transaction (as defined in the Purchase Agreements) until the 180-day anniversary of the closing of Private Placement.

The foregoing description of the Securities Purchase Agreement, the Pre-Funded Warrants and the Private Placement Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the form of Pre-Funded Warrant and the form of Private Placement Warrant, which are filed as Exhibits 1,2 and 3 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

1.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 8, 2022)

2.	Form of Private Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 8, 2022)

3.	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on September 8, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2022

VEDANTA ASSOCIATES-R, L.P.

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

VEDANTA ASSOCIATES, L.P.

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

BETA OPERATORS FUND, L.P.

By:	Vedanta Associates, L.P., its general partner

By:	Vedanta Partners, LLC, its general partner

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

VEDANTA PARTNERS, LLC

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: CEO

/s/ Parag Saxena
PARAG SAXENA